Exhibit 99.1

ICON Reports First Quarter 2019 Results

Highlights

  Net business wins (including pass-through) in the quarter of $885 million; a book to bill of 1.31.
  Closing backlog (including pass-through) of $7.9 billion, a year on year increase of 10.5%.
  Quarter 1 reported revenue of $675 million. This represents a year on year increase of 8.8% or 11.1% on a constant currency basis.
  Reported income from operations was $102 million, or 15.1% of revenue. This represents an increase of 11.1% over Q1 2018.
  Reported earnings per share of $1.63, an increase of 14.8% over Q1 2018.
  Revenue guidance increased from a range of $2,735 - $2,835 million to a range of $2,760 - $2,840 million. Earnings per share guidance increased from a range of $6.69 - $6.89 to a range of $6.75 - $6.95.
  Strong cash generated from operating activities totalling $95 million in the quarter. This represents an increase of $54 million on Q1 2018.

DUBLIN--(BUSINESS WIRE)--May 1, 2019--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2019.

CEO Dr. Steve Cutler commented, “I’m pleased with our results in quarter one which represent a good start to 2019. Supported by a strong book to bill of 1.31x, our backlog of business increased by 11% year over year to $7.9 billion. Revenue grew by 11% on a constant currency basis over the same period last year and combined with further leverage of our cost base enabled us to deliver earnings per share of $1.63, a 15% increase. With new business opportunities continuing to be robust and our strong balance sheet enhanced by solid cash collection during the quarter, we look to the future with optimism. We are therefore increasing our 2019 revenue guidance from a range of $2,735 - $2,835 million to a range of $2,760 - $2,840 million and we are increasing earnings guidance from a range of $6.69 - $6.89 to $6.75 - $6.95.”

First Quarter 2019 Results

Gross business wins (including pass-through) in the first quarter were $1.04 billion and cancellations were $156 million. This resulted in net business wins of $885 million and a book to bill of 1.31.

Reported revenue for quarter 1 was $674.9 million. This represents a year on year increase of 8.8% or 11.1% on a constant currency basis.

Reported income from operations in the quarter was $101.9 million or 15.1% of revenue compared to $91.7 million or 14.8% of revenue for the same quarter last year.

Reported net income for the quarter was $88.3 million or 13.1% of revenue compared with $78.1 million or 12.6% of revenue in the same quarter last year.

Reported earnings per share on a diluted basis was $1.63, an increase of 14.8%, compared to $1.42 per share for the same quarter last year.

On a comparative basis, non-GAAP days sales outstanding were 59 days at March 31, 2019, compared with 57 days at the end of December 2018.

Cash generated from operating activities for the quarter was $94.6 million. During the quarter, the Group completed the purchase of MolecularMD for $42.3 million, capital expenditure was $7.0 million and $25 million worth of stock was repurchased at an average price of $124.84. As a result, at March 31, 2019, the company had net cash of $128.6 million, compared to net cash of $106.5 million at December 31, 2018 and net cash of $4.6 million at the end of March 2018.

Other Information

The new leasing standard (ASU No. 2016-02) ‘Leases’ was effective for ICON plc from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the modified retrospective approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results as at December 31, 2018 and for the three months ended March 31, 2018 are therefore presented under the previous lease accounting principles.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call tomorrow, May 2nd, 2019 at 10:00 EDT [15:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 13,920 employees in 90 locations in 37 countries as at March 31, 2019. Further information is available at www.iconplc.com.

Source: ICON plc

ICON plc Condensed Consolidated Statements of Operations (US GAAP) Three Months ended March 31, 2019 and March 31, 2018 (Dollars, in thousands, except share and per share data) (Unaudited)

	Three Months Ended
	March	March
	31, 2019	31, 2018

Revenue	674,852	620,125

Costs and expenses:
Direct costs	(475,497)	(430,592)
Selling, general and administrative expense	(81,912)	(80,915)
Depreciation and amortization	(15,497)	(16,898)

Total costs and expenses	(572,906)	(528,405)

Income from operations	101,946	91,720

Net interest expense	(1,609)	(2,972)

Income before provision for income taxes	100,337	88,748

Provision for income taxes	(12,040)	(10,650)

Net income	88,297	78,098

Net income per Ordinary Share:

Basic	$1.64	$1.45

Diluted	$1.63	$1.42

Weighted average number of Ordinary Shares outstanding:

Basic	53,845,407	53,925,560

Diluted	54,142,510	54,985,790

ICON plc Summary Balance Sheet Data March 31, 2019 and December 31, 2018 (Dollars, in thousands)

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)

Cash and short-term investments	477,937	455,761
Debt	(349,357)	(349,264)
Net cash/(debt)	128,580	106,497

Net Accounts Receivable	537,626	503,249

Working Capital	728,251	719,560

Total Assets	2,607,258	2,354,255

Shareholder's Equity	1,422,185	1,354,281

ICON/ICLR-F

CONTACT:
ICON plc Contact:
Investor Relations +1 888 381 7923 or
Brendan Brennan, Chief Financial Officer +353 1 291 2000
Jonathan Curtain, Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com